EXHIBIT 99.1

Immediate Release: NR 11-24

EXTORRE ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT FOR CERRO MORO

Vancouver, B.C., December 19, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX: XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce the filing of an updated National Instrument 43-101 compliant mineral resource estimate for its Cerro Moro project.

The technical report was prepared by independent consultants Cube Consulting Pty Ltd.

To view the full technical report click here.

Technical Report Highlights:

Indicated Category Resource: 1.35 million ounces gold equivalent* (2.42 million tonnes (“Mt”) at 7.4 g/t gold and 498 g/t silver, for a gold equivalent grade** of 17.4 g/t), plus

Inferred Category Resource: 1.05 million ounces gold equivalent* (4.74 Mt at 3.5 g/t gold and 172 g/t silver, for a gold equivalent grade** of 6.9 g/t gold).

* Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

** Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

The new resources will form the basis of an updated mining and economic study for the project (Preliminary Economic Assessment “PEA-3”) scheduled for release late in Q1-2012.

For further information please reference the NI 43-101 report entitled "Independent Technical Report (43-101): Resource Estimation for Extorre’s Cerro Moro Project, Santa Cruz Argentina" dated December 16th, 2011 filed on SEDAR (www.sedar.com). The technical report was prepared by Mr. Ted Coupland, MAusIMM(CP), Director and Principal Geostatistician of Cube Consulting. The mineral resource estimates have been classified and reported in accordance with the CIM guidelines (CIM 2005) and National Instrument NI 43-101, Standards of Disclosure for Mineral Projects. Mr. Ted Coupland is ‘independent’ and a ‘qualified person’ as defined by NI 43-101.

Exploration Continues:

Following the year end break, exploration utilizing four rigs is scheduled to continue at Cerro Moro. Two rigs will continue to delineate the Zoe deposit and potential extensions, with one rig testing extensions at depth and the other rig exploring for repetitions of the Zoe deposit up to three kilometers to the east (“Zoe East”). Recent drilling appears to have successfully intersected what is interpreted to be the Zoe structure however visual indications suggest that the early intercepts are high in the system, a geological situation common to the Zoe and the Martina deposits. Deeper step back holes are planned. Other new targets defined by Extorre’s geological team will also be tested.

Drilling to provide geotechnical data to assist in detailed open pit planning of pit wall angles and slope stability is also being conducted. This data will feed into PEA-3.

Eric Roth, President and CEO of the Company and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise CDN $27 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate which did not include any resources from the Zoe discovery, as it was still being drilled at that time. In PEA-2 production was based on an 8.25 year, 1,000 tonnes per day mining and processing operation producing a total of 494,700 ounces of gold and 26.6 million ounces of silver. The proposed mine would produce an average of 206,300 ounces gold equivalent* per year for the first 3 years at a cash cost of US $236/ounce gold equivalent*.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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